January 20, 2011

Mr. Donald S. Mendelsohn
Thompson Hine LLP
312 Walnut Street, 14th floor
Cincinnati, Ohio   45202


Re: New Frontiers Trust
File Nos. 333-1770791; 811-22498


Dear Mr. Mendelsohn:

We have reviewed the registration statement on Form N-1A for New Frontiers Trust (the "Fund"). The registration statement includes the Fund's initial series, New Frontiers KC India Fund. We have the following comments.

Prospectus

General and Summary Prospectus

1.   Under the heading "Fees and Expenses," please replace the phrase "(T)hese tables describe" with "(T)his table describes." Also, the registration statement was filed on the new Form N-1A, effective March 31, 2009. Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please review those Items to ensure that there is no extraneous information.

2.   Please include a statement that there is no guarantee that a Fund will achieve its investment objective. Also, please advise the staff what the "KC" represents in the Fund's name.

Fees and Expenses of the Fund

3.   The fee table shows a line item for Acquired Fund Fees and Expenses. Please state whether investing in other funds is a principal strategy of the Fund. Also, disclose in the appropriate section of the prospectus in which funds (or types of funds) the Fund will invest, and whether they are affiliated to the Fund.

4.   Please clarify (if correct) that the wire transfer fee is $20.00.

5.   Given that "Other Expenses" are listed as zero, please inform the staff whether the adviser pays all expenses.

Principal Investment Strategy of the Fund

6.   This section states that the Fund "may participate in a limited number of industry sectors." Please disclose whether the Fund will concentrate its investing in any one industry or group of industries. Also, please clarify that "participate in" means to invest in.

7.   Please disclose the meaning of the term "accounting performance."

8.   Please disclose what occurs and any risks attendant to a company meeting only one of the factors necessary to qualify as an Indian company.

Principal Risks of Investing in the Fund

9.   Please disclose what actions the Fund will take if the "investment control regimes" in India change "in a way that makes it more difficult or impossible for the Fund to achieve its investment objective."

10.   Please disclose in the section titled "Sector Risk" which sectors (or which single sector) of the Indian economy the Fund will invest a significant portion of its assets. Also, please clarify what is meant by "overweighted."

11.   Please clarify what is meant by "share capital" of any one company. Also, please clarify why the Fund is non-diversified.

12.   Briefly explain the effect of the Indian Foreign Exchange Management Act on the Fund's investments and clarify what the adverse effects may be on the Fund's investments.

13.   Please disclose briefly in the "Management Risk," what steps the advisor would take should the portfolio manager become "unavailable" to manage the Fund.

Management

14.   Given that the management agreement states the adviser pays most expenses of the Fund, excluding certain expenses, please clarify whether the Fund expects to have to pay the excluded expenses in the upcoming year, and if so, revise the fee table accordingly.

Minimum Investments

15.   Please disclose the factors the Fund may consider in exercising its discretion to change or waive the minimum initial investments and minimum additional investments.

16.   Please disclose how investing in derivative instruments and hedging transactions (as discussed later in the SAI) relates to meeting the Fund's investment objective of long-term capital appreciation. Also, please disclose the maximum percentage of assets the Fund may invest in derivatives. *See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010).

Statement of Additional Information

17.   Please disclose the Fund's percentage limitations on its investments in ADRs, REITs and hedging instruments.

18.   The SAI states each Fund may invest in closed-end investment companies and other investment companies. Please disclose in the prospectus additional information about this strategy, including the material risks and the duplicative costs and fees.

19.   Please disclose whether the funds the Fund will invest in will meet the 80% investment requirement of the Fund.

20.   Please disclose whether the REITS will be located in the U.S. or India. Also, disclose whether the sovereign debt obligations will be in India and, if so, whether there are any special risks involved.

21.   Please clarify why the Fund intends to invest in repurchase agreements given that the investment object of the Fund is capital appreciation.

22.   Please advise the staff the authority for an investment company being merged, consolidated, or acquired, so long as the trust disposes of certain securities within ninety days after the merger, consolidation or acquisition.

23.   Please revise the statement that Fund will not invest 15% or more in illiquid securities to state that the Fund will not hold such amount. Also, please explain actions to be taken if the percentage exceeds the limitation.

24.   Please state in the prospectus the Fund's the 60 days' prior notice requirement to shareholders to any change in the Fund's policy.

General Comments

25.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

26.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management is in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel